SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92047K107
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,199,117 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,199,117 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,117 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 807,585 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 807,585 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 807,585 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 807,585 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 807,585 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 807,585 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Channel Commerce Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 452,515 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 452,515 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 452,515 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,698,661 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,698,661 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,698,661 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,698,661 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,698,661 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,698,661 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Cannell Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,201,333 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,201,333 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,201,333 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 11 of 19 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 30, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 4, 2013 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on November 6, 2013 ("Amendment No. 2" and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of ValueVision Media, Inc., a Minnesota corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 5 and 6 as set forth below. As of December 19, 2013, CMAG ceased to beneficially own any shares of Common Stock and as of December 20, 2013, GEHC ceased to own any shares of Common Stock. Accordingly, this Amendment No. 3 constitutes an exit filing for each of CMAG and GEHC.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows

Clinton used approximately $13,605,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D. Approximately $4,714,000 (including brokerage commissions) in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Cannell.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CREL, GEHC, CCP, the Cannell Investment Vehicles, and the Cannell Accounts for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,899,994 shares of Common Stock, constituting approximately 9.8% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 49,773,628 shares of Common Stock outstanding as of December 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended November 2, 2013, filed with the Securities and Exchange Commission on December 9, 2013.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 12 of 19 Pages

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 1,199,117 shares of Common Stock.
Percentage: Approximately 2.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,199,117 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,199,117 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 0.
Percentage: 0%
	(b):	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 807,585 shares of Common Stock .
Percentage: Approximately 1.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 807,585 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 807,585 shares of Common Stock

(iv)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 807,585 shares of Common Stock
Percentage: Approximately 1.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 807,585 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 807,585 shares of Common Stock

(v)	GEHC
	(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 0
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 0

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 13 of 19 Pages

(vi)	CCP:
	(a)	As of the date hereof, CCP may be deemed the beneficial owner of 452,515 shares of Common Stock
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 452,515 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 452,515 shares of Common Stock

(vii)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 2,698,661 shares of Common Stock
Percentage: Approximately 5.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,698,661 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,698,661 shares of Common Stock

(viii)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 2,698,661 shares of Common Stock
Percentage: Approximately 5.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,698,661 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,698,661 shares of Common Stock

(vii)	Cannell:
	(a)	As of the date hereof, Cannell may be deemed the beneficial owner of 2,201,333 shares of Common Stock Percentage: Approximately 4.4% of the outstanding Common Stock,.
	(b)	1. Sole power to vote or direct vote: 2,201,333 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,201,333 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 14 of 19 Pages

The 2,201,333 shares of Common Stock deemed to be beneficially owned by Cannell include (i) 257,824 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock, directly held by Tristan Offshore Fund, Ltd.; (ii) 352,107 shares of Common Stock, or approximately 0.7% of the outstanding Common Stock, directly held by Cuttyhunk II Fund LLC; (iii) 568,395 shares of Common Stock, or approximately 1.1% of the outstanding Common Stock, directly held by Tonga Partners, L.P.; (iv) 631,628 shares of Common Stock, or approximately 1.3% of the outstanding Common Stock, directly held by Tristan Partners, L.P.; and (v) 391,379 shares of Common Stock, or approximately 0.8% of the outstanding Common Stock, directly held by the Cannell Accounts.

By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 4,899,994 shares of Common Stock, constituting approximately 9.8% of the Issuer's currently outstanding Common Stock outstanding. However, (i) Clinton expressly disclaims beneficial ownership of the Common Stock beneficially owned by Cannell; and (ii) Cannell expressly disclaims beneficial ownership of the Common Stock beneficially owned by Clinton.

Clinton is responsible for the completeness and accuracy of the information concerning Clinton contained herein, but is not responsible for the completeness or accuracy of the information concerning the Cannell Parties contained herein, except to the extent that Clinton knows or has reason to believe that such information is inaccurate. The Cannell Parties are responsible for the completeness and accuracy of the information concerning the Cannell Parties contained herein, but are not responsible for the completeness or accuracy of the information concerning Clinton, except to the extent that the Cannell Parties know or have reason to believe that such information is inaccurate.

(b) By virtue of investment management agreements with SPOT, CMAG and CCP, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 239,444 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,698,661 shares of Common Stock beneficially owned by SPOT, CMAG, CREL, CCP and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI and GEHC have voting power or dispositive power. By virtue of investment advisory agreements with the Cannell Investment Vehicles and the Cannell Accounts, Cannell has sole power to vote or direct the voting, and to dispose or direct the disposition of all of the 1,809,954 shares of Common Stock directly held by the Cannell Investment Vehicles and of an additional 391,379 shares of Common Stock held in the Cannell Accounts. Mr. Cannell is the sole managing member of Cannell, and as such has the power to direct the actions of Cannell.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 15 of 19 Pages

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 and all transactions in the Common Stock effected by CASF since August 31, 2013 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) As of December 19, 2013, CMAG ceased to beneficially own any shares of Common Stock, and as of December 20, 2013, GEHC ceased to beneficially own any shares of Common Stock. Accordingly, this Amendment No. 3 constitutes an exit filing for each of CMAG and GEHC.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Clinton is currently party to option contracts on 243,000 shares of Common Stock with a strike price of $5.00 and expiration dates ranging from January 18, 2014 to April 19, 2014.

Other than as previously reported in the Schedule 13D and the options described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

GEH CAPITAL, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 17 of 19 Pages

CHANNEL COMMERCE PARTNERS, L.P. By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CANNELL CAPITAL LLC
/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 18 of 19 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 2 by any of the Reporting Persons and all transactions with respect to the shares of Common Stock since August 31, 2013 by CASF. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/15/2013	(52,000)	5
12/19/2013	(12,500)	6.8
12/20/2013	(64,600)	5
12/20/2013	(39,000)	6.5908
12/20/2013	(30,262)	6.6024
12/20/2013	(30,000)	6.5602
12/23/2013	(13,922)	6.6047
12/23/2013	(7,201)	6.5944

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/19/2013	(13,397)	6.778
12/19/2013	(3,717)	6.6406
12/19/2013	(22,086)	6.7808

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/15/2013	(34,800)	5
12/19/2013	(12,500)	6.8
12/20/2013	(49,300)	5
12/20/2013	(26,000)	6.5908
12/20/2013	(20,175)	6.6024
12/20/2013	(20,000)	6.5602
12/23/2013	(11,138)	6.6047
12/23/2013	(5,761)	6.5944

GEHC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/29/2013	50,000	5.2854
12/19/2013	(13,961)	6.6557
12/20/2013	(36,039)	6.6035

CUSIP No. 92047K107	SCHEDULE 13D/A	Page 19 of 19 Pages

CCP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/15/2013	(300)	5
12/3/2013	(4,200)	5
12/20/2013	(7,100)	5

CASF

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/3/2013	2,130	5.0202
9/3/2013	6,000	5.028
9/3/2013	450	5.0167
9/4/2013	4,905	5.0659
9/4/2013	2,000	5.0738
9/9/2013	35,000	4.9141
9/9/2013	5,000	4.9024
9/13/2013	3,000	4.5991
9/16/2013	2,761	4.3315
9/23/2013	4,620	4.5398
9/23/2013	1,380	4.5364
9/25/2013	3,268	4.2049
10/21/2013	15,000	5.1294
10/29/2013	13,934	5.3585
10/29/2013	8,713	5.3698
12/20/2013	(1,500)	5
12/20/2013	(10,000)	6.6565
12/23/2013	(2,785)	6.6047
12/23/2013	(1,441)	6.5944